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                                  Exhibit 28.1

FOR IMMEDIATE RELEASE

 Contact:     Terry D. Smith
              Executive Vice President and Chief Financial Officer
              Easco, Inc.
              (330) 545-4311

                     EASCO ANNOUNCES STRATEGIC INITIATIVES
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Girard, Ohio, September 10, 1997 -- Easco, Inc. (NASDAQ: ESCO) announced today a series of moves designed to focus the Company on its core aluminum extrusion business and improve long term profitability. First, the Company intends to sell its vinyl operation, located in Austintown, Ohio. The vinyl operation, which produces extrusions used in windows, patio doors, bath enclosures and custom profiles, had annual sales in 1996 of $13.1 million. The company hopes to complete the sale by the end of the year and does not expect it to result in a material gain or loss.

Second, the company will restructure its Dolton, Illinois extrusion plant in order to focus exclusively on large diameter extrusions for the distribution and transportation markets. This restructuring is part of a downsizing effort which will result in a complete idling of one extrusion press as well as reduced staffing and production on the plant's two large presses. The reorganization will affect approximately 100 employees and will be carried out over the next 60 days. Pursuant to this action, the Company will incur a one-time after-tax charge of approximately $850,000 or $.08 per share for costs associated with employee severance and other non-recurring expenses. Apart from these one-time charges, the Company does not anticipate that these actions will have a material impact on earnings during the second half of 1997, despite an estimated annualized revenue decrease in the range of $20 to $30 million. In addition, management believes this restructuring will position the Dolton facility for sustained profitability consistent with the Company's longer term operational and financial objectives.

In other news, the Company announced that it will soon launch a $5.5 million expansion of its billet casting facility located in Ahoskie, North Carolina. The addition, scheduled to be completed during the first quarter of 1998, will effectively double the plant's existing casting capacity to 220 million pounds annually. The project is expected to result in lower billet costs by allowing the Company to produce substantially all of its billet requirements internally.

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In commenting upon these moves, Norman E. Wells, Jr., Easco's President and
Chief Executive Officer, said, "While we regret taking actions that impact our Dolton employees, the downsizing at Dolton is consistent with our plan to improve Easco's cost structure and competitive position as we move forward. The planned volume reduction will provide the opportunity to initiate a $1.6 million capital program to further upgrade Dolton's large press capability which is ideally suited to serve the needs of the service center and transportation markets. In addition, with our ongoing expansion of Dolton's casting capability and the Ahoskie project, we will accomplish a strategic initiative to substantially eliminate our use of purchased billet." With regard to the Austintown plant, Wells stated, "Exiting the vinyl business is a strategic decision based on the belief that our financial and organizational resources can best be used to improve our core aluminum business."

Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing.

Cautionary Statement

The statements in this release concerning future prospects are forward looking statements as such term is used under the Private Securities Litigation Reform Act of 1995. The Company's performance may be affected by many uncertainties that exist in the Company's operations and business environment that may cause actual performance to differ materially from performance suggested by any forward looking statements.

Demand for the Company's products is cyclical in nature and subject to changes in general market conditions that affect demand. The Company's customers operate primarily in industries (e.g., building and construction and transportation) that are affected by changes in economic conditions, which in turn can affect orders for extrusions. The Company and the extrusion industry generally operate without significant order backlogs. As a result, economic slowdowns and recessions could adversely affect the extrusion industry and the Company. The Company's performance may also be affected by other risks and uncertainties that may cause actual performance to differ from any forward-looking statements, including but not limited to the following: the Company's level of utilization of its extrusion capacity and the impact of capacity utilization on costs; the Company's ability to increase its market share, which may be necessary to maximize capacity utilization, and the costs associated with any such effects; the highly competitive nature of the extrusion industry and the relatively greater capitalization and lower levels of indebtedness of certain competitors, particularly integrated aluminum producers; developments with respect to contingencies such as environmental matters and litigation; the impact on variable costs of changes in labor

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market conditions and energy and raw materials costs (primarily aluminum);
seasonal variations in the extrusion business which is generally stronger in the second and third quarters and weaker in the first and fourth quarters; whether the Company's management team hired in late 1996 will be able to improve operations and profitability as planned; whether and to what extent the Company's capital expenditures can achieve reductions in variable costs; and the Company's ability to integrate and operate acquired facilities on a profitable basis. For further information see section titled "Cautionary Statement" in Part 1, Item 1, of the Company's annual report on Form 10-K.

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